UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-41418

Lytus Technologies Holdings PTV. Ltd.

(Translation of registrant’s name into English)

Unit 1214, ONE BKC, G Block

Bandra Kurla Complex

Bandra East

Mumbai, India 400 051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Lytus Technologies Holdings PTV. Ltd. furnishes under the cover of Form 6-K the following:

Exhibit No.	Description of Exhibit
99.1	Press Release dated June 20, 2024, announcing the launch of Radio Room, the company’s audio streaming platform in India

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2024

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
	Name:	Dharmesh Pandya
	Title:	Chief Executive Officer

2